February 18, 2010
Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Federal Home Loan Mortgage Corporation
Comment Letter on
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2008, as amended
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 8-K filed October 23, 2009
File No. 001-34139
Dear Mr. Windsor:
This letter is in response to the Staff’s letter of comment dated January 27, 2010, with respect to the above referenced reports. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.
Form 10-K for Fiscal Year Ended December 31, 2008
1.	In your response to prior comment 4, you point the staff to your disclosure in both your 10-K and 10-Q’s that discloses your exposure to large counterparties on an uncollateralized basis. Please tell us regarding any derivative counterparty exposure that accounts for more than 10% of your total notional balance with any counterparty, other than with the two counterparties with large uncollateralized exposure, and the percentage of your total notional amount each counterparty represents.

At December 31, 2008, there were two derivative counterparties whose exposure accounted for more than 10% of our total notional balance. These counterparties were Goldman Sachs Capital Markets and JP Morgan Chase Bank. Our notional

Mr. Christian Windsor
February 18, 2010

exposure to these counterparties was 12.5% and 10.2%, respectively. Neither of these counterparties accounted for greater than 10% of our net uncollateralized exposure.

At June 30, 2009, there was one derivative counterparty whose exposure accounted for more than 10% of our total notional balance. This counterparty was Barclays Bank PLC, and our notional exposure to this counterparty was 11.3%. Our net uncollateralized exposure to this counterparty was 31.4%.

As we explained in our response to comment 4 in our letter dated November 23, 2009, it has been our practice to disclose exposure to derivative counterparties that individually represent more than 10% of total net uncollateralized exposure, as opposed to notional balance. We do not believe that disclosure of concentrations based on notional balance is as meaningful as net uncollateralized exposure because notional balances do not reflect our actual credit risk with derivative counterparties. We believe the lack of commonality of these two populations of derivative counterparties — concentrations based on the percentage of total notional amount vs. the percentage of total net uncollateralized exposure — as shown above supports this conclusion. Accordingly, we plan to continue to disclose concentrations based on net uncollateralized exposure.
Risk Factors — General
2.	In your response to prior comment 3, you point to a number of different portions of your disclosure in your 10-Q and 10-K. Each reference disclosure discusses “single-family” loans underlying your guarantee business. However, prior comment 3 asked you to discuss the off balance sheet exposure from credit losses of all your guarantee business, not just those relating to single-family loans. Consequently, please either explain how the disclosure regarding single-family loans encompasses all material risks of losses from your guarantee business, including the analysis supporting such a conclusion, or provide the disclosure contemplated by the original comment in future filings.
At December 31, 2008, our maximum potential amount of future payments related to single-family loans and our recognized liability for losses incurred on our single-family guarantees represented 97.2% and 99%, respectively, of our total maximum potential amount of future payments and recognized liability for losses incurred on all of our financial guarantees. This information is disclosed in Table 2.1 on page 204 of our December 31, 2008 Form 10-K. As a result, our risk factor disclosure has focused on the credit losses related to our single-family business.

However, to address the Staff’s comment, we plan to update the risk factor addressing credit risk from off-balance sheet exposures to address both single-family and multifamily loans underlying our guarantee business. The following excerpt is a draft of the risk factor that we intend to include in our December 31, 2009 Form 10-K:

Mr. Christian Windsor
February 18, 2010

We are subject to mortgage credit risks, including mortgage credit risk relating to off-balance sheet arrangements; increased credit costs related to these risks could adversely affect our financial condition and/or results of operations.

Mortgage credit risk is the risk that a borrower will fail to make timely payments on a mortgage or an issuer will fail to make timely payments on a security we own or guarantee, exposing us to the risk of credit losses and credit-related expenses. We are exposed to mortgage credit risk with respect to: (i) single-family and multifamily loans and guaranteed single-family and multifamily PCs and Structured Securities that we hold on our consolidated balance sheets; and (ii) single-family and multifamily loans through PCs, Structured Securities and other mortgage-related guarantees that are not reflected as assets on our consolidated balance sheets in this Form 10-K. Our off-balance sheet exposure includes long-term standby commitments for mortgage assets held by third parties that require that we purchase loans from lenders when the loans subject to these commitments meet certain delinquency criteria. At December 31, 2009, the unpaid principal balance of PCs and Structured Securities held by third parties was $1.5 trillion.

Factors that affect the level of our mortgage credit risk include the credit profile of the borrower, home prices, the features of the mortgage loan, the type of property securing the mortgage, and local and regional economic conditions, including regional changes in unemployment rates. While mortgage interest rates remained low in 2009, many borrowers may not have been able to refinance into lower interest mortgages due to substantial declines in home values, market uncertainty and increases in unemployment. Therefore, there can be no assurance that continued low mortgage interest rates or efforts to modify and refinance mortgages pursuant to the MHA Program will result in a decrease in our overall mortgage credit risk.

Effective January 1, 2010, the concept of a QSPE was removed from GAAP and entities previously considered QSPEs must be evaluated for consolidation. As a result, commencing in the first quarter of 2010, we will consolidate our single-family PC trusts and certain of our Structured Transactions on our consolidated balance sheets on a prospective basis, which will significantly reduce the amount of our off-balance sheet arrangements but will not alter our exposure to mortgage credit risk on the loans underlying these securities. See “MD&A___OUR PORTFOLIOS,” “MD&A—OFF-BALANCE SHEET ARRANGEMENTS” and “NOTE 3: FINANCIAL GUARANTEES AND MORTGAGE SECURITIZATIONS” to our consolidated financial statements for additional information regarding our guarantees and off-balance sheet exposures.
10-Q for the Period Ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mr. Christian Windsor
February 18, 2010

Consolidated Results of Operations
Non-Interest Expense
Provision for Credit Losses, page 27
3.	We note your response to comment ten in our letter dated November 5, 2009. We understand that you implemented a new loan loss reserve model that eliminated manual adjustments and instead incorporates these manual adjustments systematically under the new model; however, we are still unclear as to how those changes resulted in a $1.4 billion reduction in the provision for credit losses. Please address the following:
•	Clarify why changing from a manual process (i.e. a process that included significant adjustments to the output) to an enhanced electronic format would result in a difference (or reduction) in the provision.

Any time estimation processes such as these are changed the outcome will differ. For example, any change in estimation choice for transition rates (i.e., the percentage of loans within a delinquency bucket that will transition to default) will result in a different loan loss reserve calculation (e.g., changes in the look back period used to derive the transition rates, the number of variables considered, and the granularity of cohorting, or the use of a regression analysis vs. application of historical rates, etc.).

The former loan loss reserve estimation process involved segmenting the loan portfolio into cohorts and applying default transition rates to the cohorts. Loss severity rates were then applied to loans forecasted to default. To help ensure that the loan loss reserves were set at appropriate levels and that our reserve process would be responsive to changes we were observing in the market, in borrower behavior, and in our own loss mitigation actions, manual adjustments were applied to the model results. These manual adjustments often involved high level calculations using end user computing applications (i.e., spreadsheets and databases) that considered the impact of the changes noted above and required the application of significant judgment and estimates.

To address the impact on our reserves of worsening credit conditions, changes in borrower behavior we were observing, and changes in our loss mitigation strategies (i.e., loan modifications, foreclosure moratoriums, etc.) we developed a new loan loss reserve model. This model is a multinomial logit statistical model that involves five different regression equations that are interlinked. The model forecasts 31 transition probabilities for each loan in each future month. This new model allows us to forecast the probability of a default at the loan level, rather than at the cohort level as under our former process. This new model also consumes over 20 independent loan characteristic variables into the loan loss

Mr. Christian Windsor
February 18, 2010

estimation process, which is far more granular than the former process, and it permits us to adapt our loan loss estimates based on a wide range of loan and borrower characteristics, such as FICO, current loan-to-value ratios, geographic region, loan product, and other factors. This new model reduces the manual nature of the legacy process, improves the forecasting probabilities of default by consuming more information at the loan level, and allows for better flexibility and adaptability in the reserving process.

The changes made to the estimation process were not biased towards producing either higher or lower loan loss reserves than our prior process. We simply implemented a more sophisticated method of deriving the loan loss reserve, incorporating more variables and data, and applied it at a more granular level. This change in estimate did result in a decrease in the loan loss reserve; however, it is important to note that this change represents only 0.062% of our total mortgage portfolio where we are exposed to credit risk, or 6.17% of our total loan loss reserve on the date of the change.

•	Clarify if the reduction was caused by changes in assumptions used in your new loan loss reserve model.

The reduction in the loan loss reserve at the beginning of the second quarter of 2009 was the result of this new model, which is a completely different way of deriving the loan loss reserve than the legacy process. We did not change assumptions, but rather changed our process for the way we estimated the loan loss reserve, added several new data elements, and calculated the loan loss reserve at a more granular level. These changes resulted in a different loan loss reserve estimate.

•	Tell us, and disclose what the provision would have been using your previous loss reserve model.

Because of the highly manual nature of the legacy loan loss reserve process, we did not calculate the loan loss reserve using the legacy process for the fiscal quarter ended June 30, 2009, so we are unable to disclose what the provision might have been using the legacy process at that date.

•	Tell us if you performed a “look back” on your provision reported in prior periods using your new model and provide us with the results (e.g. the provision for the year ended December 31, 2008, and the interim period ended March 31, 2009).

We did perform a “look back” on our provision for loan losses reported in the fiscal quarter ended March 31, 2009, and for the fiscal quarter ended December 31, 2008. For the fiscal quarter ended March 31, 2009, the loan loss provision would have been $1.4 billion less than the previously reported amount, which represents approximately 0.062% of our total mortgage portfolio where we are

Mr. Christian Windsor
February 18, 2010

exposed to credit risk. We implemented the new model on the first day of the fiscal quarter ended June 30, 2009. As a result, the effect we disclosed was as of the first day of the fiscal quarter ended June 30, 2009, which is the same as the effect for the fiscal quarter ended March 31, 2009. The effect on the loan loss provision for the fiscal quarter ended December 31, 2008 was a reduction to the provision of approximately $0.4 billion, which represents approximately 0.018% of our total mortgage portfolio where we are exposed to credit risk.
4.	We note your response (including your proposed new language) to comment ten in our letter dated November 5, 2009. Please expand your disclosure in future filings to:
•	Identify the specific loan characteristics that your new process allows you to incorporate in your loss reserve model (e.g. loan-to-value ratios, original FICO scores, geographic region, loan product, delinquency status, etc.).

•	Clarify the reasons why you were unable to attribute the dollar impact to the individual changes in your new model.
The following text is an extract of the disclosure we plan to make within the Summary of Significant Accounting Policies in the Form 10-K for the fiscal year ended December 31, 2009. The underlined text includes the changes that we believe are responsive to your comment.
During 2009, we enhanced our methodology for estimating the reserve for losses on mortgage loans held-for-investment and the reserve for guarantee losses on PCs. These enhancements were made to reduce the number of adjustments that were required in the previous process that arose as a result of dramatic changes in market conditions in recent periods. The new process allows us to incorporate a greater number of loan characteristics by giving us the ability to better integrate into the modeling process our understanding of home price changes at a more detailed level and forecast their impact on incurred losses. Additionally, these changes allow us to better assess incurred losses of modified loans by incorporating specific expectations related to these types of loans into our models. Several of the more significant characteristics include estimated current loan-to-value ratios, original FICO scores, geographic region, loan product, delinquency status, loan age, sourcing channel, occupancy type, and unpaid principal balance at origination. We estimate that these changes in methodology decreased our provision for credit losses and increased net income by approximately $1.4 billion or $0.43 per diluted common share for 2009. Because of the number of characteristics incorporated into the enhanced models, the interdependencies in the calculations, and concurrent implementation of these enhancements, we are not able to attribute the dollar impact of this change to the individual changes in the new model. See “NOTE 7: MORTGAGE LOANS AND LOAN LOSS RESERVES” for additional information on our loan loss reserves.

Mr. Christian Windsor
February 18, 2010

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Freddie Mac acknowledges that (i) Freddie Mac is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Freddie Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about this submission, please contact Timothy Kviz, Vice President — Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel — Securities (703-903-2710).
Sincerely,
Ross Kari
Executive Vice President — Chief Financial Officer

cc:	Mr. Charles E. Haldeman, Jr., Chief Executive Officer
Mr. Christopher S. Lynch, Freddie Mac Audit Committee Chairman
Mr. William J. Lewis, PricewaterhouseCoopers LLP
Ms. Wanda DeLeo, Federal Housing Finance Agency